Exhibit 99.1

Trip.com Group Announces Entry into Facility Agreement

SHANGHAI, October 18, 2021 /PRNewswire/—Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that it has entered into, as borrower, a facility agreement (the “Facility Agreement”) dated October 18, 2021 with certain financial institutions specified therein, for an up to US$1.5 billion transferrable term loan facility (the “Facility”).

The Facility has a 3-year tenor. The proceeds borrowed under the Facility may be used for the repayment of the outstanding balance of US$1.5 billion under the term loan facility the Company entered into in July 2019.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com